

October 19, 2012

Via E-mail
James Ranspot
Chief Legal Counsel – Corporate
Alon USA Partners, LP
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251

> **Re:** **Alon USA Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 5, 2012**
> **File No. 333-183671**

Dear Mr. Ranspot:

We have reviewed your amended registration statement and letter dated October 5, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Liquidity and Capital Resources, page 75

1. We note your response to comment 17 in our letter dated September 27, 2012 that your liquidity "will affect [y]our ability to satisfy [your need to rely on external financing sources]." Please revise to further describe how your accessing external financing may affect your liquidity, as applicable.

Exhibits, page II-2

2. We note your response to comment 25 in our letter dated September 27, 2012 that, aside from the HEP Pipelines and Terminals Agreement, you do not believe that you are required to file the agreements referenced. Please provide further analysis in necessary detail as to how you are not substantially dependent on such agreements. Your response should include a discussion of the consequences on your business of an agreement terminating, including, for example, your ability to access other pipelines or similar arrangements and the speed in which you would be able to achieve this.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Carroll at (202) 551-3863 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Gillian Hobson
        Vinson & Elkins L.L.P.